SEC FILE NUMBER
001-08303

CUSIP NUMBER
406364406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Hallwood Group Incorporated

Full Name of Registrant

Former Name if Applicable

3710 Rawlins, Suite 1500

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75219

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10—K, 20—F, 11—K, or N—SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
The Hallwood Group Incorporated (the “Registrant”) was unable to file the Form 10-K for the calendar year ended December 31, 2008 within the prescribed time period because at March 31, 2009 it did not have sufficient information from its Hallwood Energy affiliate, which is accounted for under the equity method of accounting, to prepare the disclosures required in order to have a complete Form 10-K filing.
On March 1, 2009, Hallwood Energy filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending in the United States Bankruptcy Court for the Northern District of Texas. The Registrant is an investor in and creditor of Hallwood Energy. Hallwood Energy has indicated that it does not currently intend to complete audited financial statements for the year ended December 31, 2008 given that it is in bankruptcy.
On March 26, 2009, the Registrant submitted a letter to the U.S. Securities and Exchange Commission indicating that, under the circumstances, the Registrant determined that the financial statements of Hallwood Energy were not material to investors of the Registrant and requesting that the SEC staff not object to the exclusion of the audited financial statements of Hallwood Energy from the Registrant’s 2008 Form 10-K.
On March 31, 2009, the Company received a reply from the SEC that, subject to the Registrant’s determination that the Hallwood Energy financial statements were not material to investors of the Registrant, the SEC staff would not object if the Company excluded the financial statements of Hallwood Energy from its Form 10-K filing.

It is anticipated that the Registrant will provide summarized financial information and supplemental oil and gas information for Hallwood Energy in its 2008 Form 10-K. This information is not currently available, although the Registrant anticipates it will be available prior to April 15, 2009.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard Kelley	(214)	528-5588
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 31, 2009, the Company issued its earnings release for the fourth quarter and year ended December 31, 2008. The earnings release contained narrative and quantitative disclosures on the changes for the 2008 fourth quarter and year, compared to the comparable 2007 periods. The Registrant also filed a Form 8-K on April 1, 2009, which included the earnings release as an exhibit. The Form 8-K is incorporated by reference into this filing.

The Hallwood Group Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2009	By:	/s/ Richard Kelley

Richard Kelley
Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).